INVEST IN **TUCKTEC**

Hard-Shell Foldable Kayak


TUCKTEC
Tucktec Folding Kayaks

foldupkayaks.com Murrells Inlet, SC

Highlights

1. 10,000 Kayaks sold per year. Over 50,000 Kayaks Sold.
2. Hard-shell kayak that folds flat in 3 minutes—no roof rack needed.
3. 100% Made in the USA
4. Awarded US Patent #US20200361577A1

Featured Investor



Laura Lynn Smoot
Syndicate Lead

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Invested $14,800

Retired RN, 35+ years. Grew up with toes in the Chesapeake Bay. Now looking forward to exploring The Land of 10,000 Lakes. I find this world interesting, varied and always amazing. Except for Alligators. I have to draw the line somewhere.

have to draw the line somewhere...

"As an RN who has spent a career healing and solving problems this kayak is a masterpiece. As a user, I discovered it when getting a regular kayak on the car roof became dangerous. The Tucktec folding kayak is a clever watercraft, Lightweight, tough, and takes little space to store. Add a lifejacket (PFD) and a paddle and you are ready for adventure. The simplicity is gratifying. It is affordable. It is very stable on the water so anyone can use it. With a simple inexpensive stabilizer accessory it becomes even more stabile if you have a squirmy pet, fishing action or any random motion in the boat. At a touch under 10 feet long it does not require registration in many states. It handles well in calm waters and the crowd will not get away from you. If you have a problem with this boat the customer service is outstanding. It is responsive WITH solutions. They listen. And the kayak has gotten better because of this attention to users. I have visited the manufacturing facility twice and it is clean, organized and very busy. They showed me the process, answered questions and taught me a few things about these kayaks. I got to see part of the development process that brought forth the current model. The thought invested in getting this boat perfect is monumental. The devotion of this Team is inspiring. Investing here in a Made In America product that helps people with jobs and the folks who purchase them with all the benefits of outside activity is a thing that should be encouraged and supported.
There is also an online community (https://www.facebook.com/groups/267243452020461) that is inviting and helpful. If someone ever wanted to try their hand at this water sport, this is your kayak. The world really looks different from the water. Kayaking is beautiful, can be physical, or peaceful, a photography platform or simply a way to see the world. It provides many different kinds of fun so that most anyone can find joy in a Tucktec."

Team



Dan Norton Inventor and Founder

Laser and Holographic Inventor, Potter and world-famous clay sculptor, Patent Holder. Lead Kayak Designer. Product Development.



Jody Lavender Engineer, Investor

Partner at Tucktec Folding Kayaks, Former auto racer and fabricator turned entrepreneur and advisor, blending engineering and finance to drive growth.



Pete Connell General Manager



Operations & logistics leadership, Cross-functional team building, Budget management at scale, Sales and customer service training

The Hard-shell Kayak ready to unfold the Portable Kayak Market.

The **Tucktec Folding Kayak** is a type of portable, hard-shell kayak that is designed to fold up into a compact, easily stored, and transportable package.

It occupies a Market Opportunity between traditional rigid kayaks and inflatable kayaks, aiming to offer the best of both worlds: a solid, durable hull with extreme portability.

Here are the key characteristics of a Tucktec Folding kayak:

- **Hard-Shell Material:** Unlike an inflatable kayak, the hull is made from a single sheet of durable, puncture-resistant plastic, specifically **1/8-inch** ***Polypropylene copolymer*** (PPC). This is similar to the material used for some standard rigid kayaks, giving it better durability and tracking than a vinyl or PVC inflatable.
- **Folding/Origami Design:** It uses a series of pre-creased fold lines, aluminum latches, and snaps to convert from a flat or rolled-up sheet of plastic into a fully functional kayak in a matter of **2 or 3 minutes**.
- **Portability and Storage:** When folded, the kayak is very compact (often around 48″×15″×9″ for the 10-foot model), allowing it to be stored in a closet, under a bed, or in the trunk of a car—eliminating the need for a roof rack or large storage space.
- **Lightweight:** The kayaks are very light, with the 10-foot Pro model weighing around **20 pounds.**
- **Affordability:** Tucktec is known for being a very affordable option in the folding kayak market, competing closely with many mid-range standard and inflatable kayaks on price.

Kayaking has a massive, unmet need that sits between two unsatisfactory options:

1. **Traditional Hard-Shell Kayaks**: Great performance, tracking, and durability. **Massive problem:** They are a nightmare to store (garages, dedicated storage) and

transport (roof racks, trailers). This limits ownership to homeowners with large vehicles.

2. **Inflatable Kayaks (The Current Leader):** Solves the storage problem, leading to its ≈41.7% portable market share. **Massive problem:** They are puncture-prone, lack performance (poor tracking, often described as "pool toys"), require a messy, time-consuming pump setup, and can dry rot.

- **We satisfy portability without compromising performance.**

The Tucktec Folding Kayak is positioned squarely in the **portable kayak market**, specifically at the **intersection of affordability and hard-shell performance** within the folding segment.

It competes directly with entry-level and mid-range **Standard** and **inflatable kayaks** by offering greater durability and better on-water performance, while undercutting the price of most other folding brands.

- **Tucktec's Market Sweet Spot:** The budget-conscious, casual paddler, homeowner, apartment dweller, or RVer who prioritizes ease of transport and storage but wants a solid hull over a flimsy inflatable.

How big is the Kayak Market? Specifically, the Portable Kayak Market.

- **U.S. Kayak and Canoe Equipment Market Size (2023-2024):** The total U.S. market size for kayaks and canoes sports equipment was estimated to be around **$573.8 million in 2024.**
- **Market Share:** Inflatable kayaks held the largest revenue share, accounting for approximately **40.6% to 41.7%** of the global canoe and kayak market in 2023.
- **Inflatable Kayak Market Value (Standalone):** The US inflatable kayak market size was approximately **$234 million in 2024** .

Tucktec's current position in the Portable Kayak Market:

In the vast scheme of things, we're the new kid on the block. Compared to Inflatable Kayaks (**$234M**) we're only **.016%** of the total US Portable Kayak market. That's nothing. We're a blip. A drop in the bucket. But why? **Product Awareness.**

"Our Future Strength is the Market's Blind Spot." - Dan Norton

(Founder)

The relative anonymity of folding kayaks is our key advantage. When customers discover the comparison—the **storage freedom of an inflatable** with the **hard-shell performance of a rigid kayak**—the sale is almost immediate. Our challenge isn't product conversion; it's **market awareness.** This is a secret waiting to be told, and we are ready to let it get out.

Let's take a quick look at **Google Trends.** It shows searches for **Inflatable Kayaks** vs Searches for **Folding Kayaks**:


GOOGLE SEARCHES OVER PAST 12 MONTHS
Spike shows summer season
INFLATABLE KAYAKS
FOLDING KAYAKS

This is a real-time example that public awareness of Portable Kayaks is mostly limited to Inflatable Kayaks, with Folding Kayaks not nearly as well known. It also may show that even if a person is familiar with Folding Kayaks, their value perception may be that Inflatables are the cheapest Portable option, not knowing that Tucktec competes with the "budget/value" proposition of Inflatables.

Further evidence of low awareness is our Google Ads performance. We get more search traffic from "cross network" than search terms. Meaning we get more clicks on ads that are displayed on relevant websites than we do from people searching for a "Folding Kayak".


Google search
Cross-network
Clicks
Conv.
$0.61
$0.69
Avg. CPC

We also get more clicks from terms related to Kayaks than we do from specific searches for "Folding Kayak".

This is where we intend to grow... Product Awareness. If we're claiming .016% of the Portable Kayak Market now, imagine how much we could capture if more people were aware of Tucktec, or aware of the value Tucktec brings to the Portable Kayak Market. If we only hit 1% of the market it would mean a **SEVEN TIMES GROWTH of yearly sales (not guaranteed)**. Now imagine if we could hit 10% of the market!! If we are currently holding a negligible market share—a testament to organic, word-of-mouth

growth—imagine the potential with a dedicated marketing budget. With our proven sales, this investment is not a risk of ***if*** the product sells, but a highly leveraged investment in **market awareness**. We'll talk about this more when we get to the strategy part of the pitch.

If we go after the Inflatable Market, how do we *really* stack-up?

First, here's a quick 45 second video to compare the **set-up** and **tear-down** of each...


Tucktec vs Inflatable
Copy link
Watch on YouTube

The core argument boils down to this: **Tucktec offers the durability and performance closer to a traditional hardshell kayak, while maintaining the portability of an inflatable, and eliminating the hassle of a pump.**

Here is the breakdown of why the Tucktec is a better alternative:

1. Superior Durability (No Punctures)

- **Tucktec:** It's made from a single, durable sheet of **Polypropylene copolymer**. This is the same material many traditional hard-shell kayaks are made of. You can bump into rocks, scrape over oyster shells, and drag it up a beach without worrying about a catastrophic puncture. This material creates what is also known as a **"Living Hinge"** allowing for thousands of folds without cracking or splitting.
- **Inflatable Kayak:** By its very nature, an inflatable kayak is susceptible to punctures. While high-end inflatables are tough, the risk is always there—and a major leak means you're swimming. The Tucktec avoids this safety risk entirely.





2. Hardshell Performance on the Water

- **Tucktec:** Because it's a **rigid hardshell**, it glides on the water more efficiently. It has a sleeker hull shape (especially compared to many budget inflatables), which means it's generally **faster** and requires less effort to paddle long distances.
- All models also include a **skeg (tracking fin)**, which helps it track (go straight) much better than a typical bouncy inflatable.
- **Inflatable Kayak:** Entry-level inflatables can be slower, harder to paddle straight, and can get tossed around more easily by wind and chop because they ride high on the water.



3. Faster and Easier Setup/Takedown

- **Tucktec:** The setup is about **folding and latching**, not pumping. After a small initial learning curve, it can be ready to launch in **2-5 minutes**. There is no need to carry a bulky pump or spend 10+ minutes getting your boat inflated to the perfect pressure.
- **Inflatable Kayak:** Setting up requires inflating multiple chambers to the correct PSI. Taking it down requires deflating and usually a lot of rolling and folding to fit back

deflating and usually a lot of rolling and folding to fit back in the bag.

4. Cleaner Storage and No Drying Time

- **Tucktec:** When you're done, you can simply **wipe it down, fold it up, and store it**. There is virtually no worry about residual water.
- **Inflatable Kayak:** After paddling, the boat and its fabric cover (if applicable) need to be completely dry before storage. If you roll it up wet, you risk **mildew, mold, and odor**, which can damage the kayak over time and is a major hassle.

5. Portability

- **Tucktec:** It rolls up into a manageable, flat, tube-like shape (around 48″ long) and weighs about **20 lbs** (depending on the model). It's easy to carry with a shoulder strap and fits in the trunk of almost any car—often flatter than a fully deflated and bagged inflatable.



In short, a Tucktec gives you the best of both worlds: the convenience and storage of a portable kayak, with the robust feel, better speed, and rock-solid durability of a hardshell. You spend less time pumping and drying, and more time paddling!

Our Story:

Tucktec Launched in 2020 and has sold over 50,000 kayaks

Tucktec Launched in 2020 and has sold over 50,000 kayaks D2C since.

We introduced our kayaks with a very successful Kickstarter campaign, raising over **$2 million** in pre-sales. It was, to date, the most successful watersports Kickstarter. Even in the middle of a pandemic, we were able to manufacture and deliver every kayak in record time. **COVID-19** tested us right out of the gate. With thousands of orders needing to be filled and supply-chain issues crippling most U.S. production, we were able to pivot quickly from international parts and supplies to house-made parts with key design changes. We filled all Kickstarter orders and have gone on to sell an average of **10,000 kayaks** per year since.

In 2020 we successfully filed for a US PATENT and awarded Patent Status in 2022. Number US20200361577A1.


Fig. 2
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Tucktec Foldable Kayak
Application granted
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Our intellectual property is protected by a **Utility Patent** covering any watercraft that forms a kayak or canoe shape from a **single, flat, rigid sheet of material** using scored folding lines and an external latching mechanism.

The core strength of this patent is defined by the material's structural role:

1. **Rigid Structure:** Unlike older "skin-on-frame" or "skeleton-and-skin" designs, our material is the structure. This **rigid folding design** ensures hard-shell stability without any internal framework.

2. **Broad Protection:** This protection covers the **Tucktec design principle**—a complete departure from traditional portable kayak construction—providing a sustainable advantage against current and future competitors.

Our design's stiffness and rigidity are not just features; they are

the foundation of our patent protection.

From day one, our primary focus has been **product perfection** driven by **direct customer feedback**. This obsessive dedication has dramatically derisked our operation and proved our ability to execute.

Social Proof: Our Advocates

Our greatest asset is our loyal customer base. We host an active online community of **over 18,000 Tucktec users** in our Facebook Group.

This is a powerful, organic engine of growth: It's a daily stream of **user-generated content**—photos, stories, and enthusiastic praise for the product and our dedicated **customer service.** This community of advocates constantly validates the Tucktec experience and is a goldmine of genuine social proof.

Check out the enthusiasm here: **The Official Tucktec Folding Kayak Community**

Always Improving

When we launched our initial model, the assembly process was complex, leading to an unacceptable **return rate exceeding 20%.** We listened to our users, constantly tested, and redesigned the product based purely on real-world pain points.

The result is a streamlined, intuitive design that works for everyone: **We have successfully driven our return rate down to under 2%.** This proven ability to listen, iterate, and solve problems ensures customer satisfaction and drives profitability. We proudly state that customers from **age 12 to 80** can easily assemble and enjoy their Tucktec Kayaks.

Our commitment to customer value is matched by our dedication to operational efficiency. When we can produce a component in-house, we do.

Our earliest constraint was the high cost of outsourcing the crucial CNC milling of our kayak sheets. To eliminate this expense and secure our manufacturing process, we executed a strategic pivot: investing in our own **in-house CNC routing machinery**. This move has immediately reduced our production cost by nearly 30%, transforming a significant operating expense into a scalable, core competency. This is how we ensure both American-made quality and industry-leading margins.

Operational Maturity: Mitigating Seasonal Strain

Our current operational model is highly reactive to seasonal demand, which requires a strategic shift to ensure sustained, scalable growth.

With 75% **of our volume occurring in four months (May–August)**, we face two critical and costly challenges:

1. **Inefficient Labor Management:** The extreme seasonality forces us to maintain a cyclical staffing model. We rely on a skeleton crew during the off-season and then endure a costly, inefficient spring period dedicated to **re-hiring and training key production staff (CNC operators and boat builders)**. This annual churn and paid training represent a significant drain on resources and internal expertise.
2. **Failure to Meet Peak Demand:** Our manufacturing capacity cannot absorb the summer spike, leading to extended lead times that frustrate customers. Annually, this results in the direct loss of **hundreds of orders due to cancellations**, leaving significant revenue on the table.

Our path to operational maturity requires shifting to a **level-loaded, year-round production schedule**. The goal is to retain our skilled workforce, eliminate the expensive annual re-training cycle, and ensure we capture **100% of demand** without extended delivery delays.

This brings us to our first plan of action and Strategy based on a successful MINIMUM Wefunder raise.

The Plan: Stage 1 "Level out"

Achieving our $50,000 minimum raise triggers an immediate, critical strategic shift: **level-loading production.**

This capital provides the necessary **winter runway** to maintain a consistent, trained, year-round workforce. By avoiding the costly cycle of seasonal layoffs and expensive spring re-training, we instantly protect our margins and **stabilize our core manufacturing team.**

Crucially, this allows us to transform winter downtime into a high-value asset by producing inventory. We will operate at a stable production rate through the slow months, building a substantial inventory buffer for the high-demand summer season. This strategic inventory build not only justifies winter overhead but also ensures we capture **100% of peak demand**, eliminating the lead-time delays and hundreds of canceled orders we currently face annually. This is the foundation for predictable, scalable growth.

This move alone could generate a 25-30% increase in our ability to scale sales and production to meet our current demand. Increasing our income even before looking to increase market awareness and share.

Beyond the Minimum: Accelerating Growth and Margin Expansion

A raise above our minimum $50K provides the capital required to execute a robust, multi-faceted growth strategy focused on **cost reduction** and **market expansion.**

Pillar 1: Cost Reduction & Margin Optimization

Additional funds are immediately deployed to lock in higher profitability:

- **Strategic Bulk Purchasing:** We will move away from our "Just-in-Time" procurement. By pre-purchasing raw goods in high volume and months in advance, we can immediately realize **savings of 10% to 12%** on materials.
- **Production Automation:** We will invest in **higher-tier CNC routing machines**. These superior machines process our core sheets significantly faster and require less labor per kayak, driving down the unit cost and **increasing production capacity** without proportional increases in overhead.

Pillar 2: Aggressive Customer Acquisition & Financial Discipline

A larger raise fuels market awareness and strengthens the company's financial foundation:

- **High-Volume Awareness Campaigns:** We will launch advertising campaigns to build brand recognition at scale. This includes highly targeted ads across **streaming services and the growing connected internet TV space**—in addition to traditional digital channels (Search, Social Media)—to efficiently reach our ideal demographic.
- **Debt Elimination:** We will pay off current high-interest **equipment leases and capital loans**. Eliminating this debt immediately improves the company's financial health, strengthens the balance sheet, and ensures a greater portion of revenue is available for future investor payouts.

Pillar 3: Global Market Penetration

We will transform high-cost, one-off international sales into a scalable, profitable channel:

- International Logistics Hubs: We will partner with international logistics companies to ship in volume and establish local warehousing (e.g., in the UK). This enables global customers to purchase a Tucktec at a price point comparable to the US, massively expanding our addressable market and eliminating the high shipping costs that currently restrict international sales.

With **YOUR** help we can make this happen!

We have proven the product-market fit, achieved near-perfect retention with a **sub-2% return rate**, and engineered a patented design that outperforms the competition while reducing production costs by **40%.**

The problem isn't the product; it's **awareness**.

This investment isn't a gamble on product viability—it's a highly leveraged play on **market penetration.** The capital raised will transform our operations from a cyclical, seasonal model into a stable, year-round manufacturing powerhouse. It will allow us to convert high costs into asset-building inventory and unleash targeted marketing to capture our minimum goal: A l**arger share of the $234 Million Portable Kayak Market.**

Join us in making Tucktec the industry standard for portable watercraft.

Thank you,

The Tucktec Team

Any questions or comments can be directed to the Founder at **"dan@tucktec.com".**